UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Healthways, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

422245100
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422245100

1	NAME OF REPORTING PERSON North Tide Capital Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,425,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,425,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,425,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 422245100

1	NAME OF REPORTING PERSON North Tide Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,850,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 422245100

1	NAME OF REPORTING PERSON Conan J. Laughlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,850,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 422245100

1	NAME OF REPORTING PERSON Edwin “Mac” Crawford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 422245100

1	NAME OF REPORTING PERSON Bradley S. Karro
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 422245100

1	NAME OF REPORTING PERSON Paul H. Keckley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 422245100

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Agreement defined and described in Item 4 below, Edwin “Mac” Crawford, Bradley S. Karro and Paul H. Keckley are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 5.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 2, 2014, North Tide, Master Fund and Mr. Laughlin (collectively, “North Tide”) entered into a nomination and standstill agreement with the Issuer (the “Agreement”).  The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed, among other things: (i) to nominate Conan J. Laughlin, Bradley S. Karro and Paul H. Keckley (collectively, the “New 2014 Nominees”), together with Kevin G. Wills (collectively, the “2014 Nominees”), for election to the Board at the Issuer’s 2014 annual meeting of stockholders (the “2014 Annual Meeting”); (ii) to accept the resignations of each of John W. Ballantine, Daniel J. Englander and C. Warren Neel, effective as of the date of the 2014 Annual Meeting; (iii) to recommend that the stockholders of the Issuer vote to elect the 2014 Nominees and to solicit votes in favor of the 2014 Nominees; (iv) to use its reasonable best efforts to hold the 2014 Annual Meeting no later than June 24, 2014; and (v) upon the election of the New 2014 Nominees to the Board, to appoint at least one of them to each standing committee of the Board.  If any of the New 2014 Nominees (or any replacement director appointed by North Tide in accordance with the Agreement) is unable to serve as a director, resigns or is removed during the Covered Period (as defined in the Agreement and below), and at such time North Tide beneficially owns at least 3% of the Issuer’s outstanding Shares, North Tide can recommend substitute person(s) who meet certain independence criteria for approval by the Nominating and Corporate Governance Committee of the Board and appointment by the Board within five (5) business days of such committee’s approval.

The Issuer further agreed that no later than three (3) business days following the date of the 2014 Annual Meeting, the Board will form a Strategic Review Committee to review, evaluate and make recommendations to the Board regarding the Issuer’s business strategy, which shall be comprised of Mr. Karro, who will Chair such committee, one of the other New 2014 Nominees, and two current directors of the Issuer as selected by the Board.

Pursuant to the terms of the Agreement, North Tide agreed, among other things, to: (i) withdraw its Nomination Letter (as defined in the Agreement) and the nominees; (ii) withdraw its demand for books and records pursuant to Section 220 of the General Corporation Law of the State of Delaware and not to make any such additional demands or pursue any litigation against the Issuer or assist or encourage any third party with any such demands or litigation; and (iii) appear in person or by proxy at the 2014 Annual Meeting and vote all Shares beneficially owned by it in favor of the 2014 Nominees and in accordance with the recommendations of the Board with respect to all other proposals.  The Agreement also provides that Mr. Laughlin shall promptly offer his resignation to the Board if (i) North Tide ceases to beneficially own at least 3% of the Issuer’s outstanding Shares or (ii) a member of North Tide otherwise ceases to comply with or breaches any material provision of the Agreement.

CUSIP No. 422245100

In addition, North Tide agreed to certain standstill provisions from the date of the Agreement until the date that is ten (10) days prior to the deadline for the submission of director candidates for election to the Board at the 2015 annual meeting of stockholders of the Issuer (the “2015 Annual Meeting”), provided, however, that if the New 2014 Nominees are nominated by the Issuer for election at the 2015 Annual Meeting and North Tide consents to such re-nomination, the Agreement will remain in effect until the date that is ten (10) days prior to the deadline for the submission of director candidates for election to the Board at the 2016 annual meeting of stockholders of the Issuer (the “Covered Period”).  During the Covered Period, North Tide agreed, subject to certain exceptions, to comply with the following standstill provisions, including, among other things, that it will not, and will not encourage any third party to: (i) make, participate in or encourage any solicitation of proxies or consents; (ii) own in excess of 15% of the Issuer’s outstanding Shares; (iii) effect, propose, participate in or facilitate any tender or exchange offer, merger, sale or acquisition of material assets or other extraordinary transaction involving the Issuer or any of its subsidiaries; (iv) seek representation on the Board, except as set forth in the Agreement, or seek or encourage the removal of any member of the Board; (v) make or take any action in support of any proposal or request aimed at changing or influencing the Board, management, business strategy, policies or corporate governance of the Issuer; or (vi) take any actions which could cause the Issuer or any affiliate of the Issuer to make a public announcement regarding any of the foregoing, or publicly seek or request permission to do any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 35,272,245 Shares outstanding, as of May 5, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Form DEFC14A filed with the Securities and Exchange Commission on May 13, 2014.

A.	Master Fund

(a)	As of the close of business on June 3, 2014, Master Fund beneficially owned 3,425,000 Shares.

Percentage: Approximately 9.7%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,425,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,425,000

(c)	Master Fund has not entered into any transactions in the Shares during the past sixty days.

CUSIP No. 422245100

B.	North Tide

(a)
North Tide, as the investment manager of each of Master Fund and the Account, may be deemed the beneficial owner of the (i) 3,425,000 Shares owned by Master Fund and (ii) 425,000 Shares owned by the Account as of the close of business on June 3, 2014.

Percentage: Approximately 10.9%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,850,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,850,000

(c)	North Tide has not entered into any transactions in the Shares during the past sixty days.

C.	Mr. Laughlin

(a)
Mr. Laughlin, as the Manager of North Tide, may be deemed the beneficial owner of the (i) 3,425,000 Shares owned by Master Fund and (ii) 425,000 Shares owned by the Account as of the close of business on June 3, 2014.

Percentage: Approximately 10.9%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,850,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,850,000

(c)	Mr. Laughlin has not entered into any transactions in the Shares during the past sixty days.

D.	Messrs. Craword, Karro and Dr. Keckley

(a)	As of the close of business on June 3, 2014, none of Messrs. Craword, Karro or Dr. Keckley owns any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	None of Messrs. Craword, Karro or Dr. Keckley has entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP No. 422245100

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 hereby amended to add the following:

On June 4, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 5 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Nomination and Standstill Agreement by and among North Tide Capital Master, LP, North Tide Capital, LLC, Conan J. Laughlin and the Issuer, dated June 2, 2014.

99.2	Joint Filing Agreement by and among North Tide Capital Master, LP, North Tide Capital, LLC and Conan J. Laughlin, dated June 4, 2014.

CUSIP No. 422245100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2014	North Tide Capital Master, LP

	By:	North Tide Capital GP, LLC, its General Partner

	By:	/s/ Conan J. Laughlin
		Name:	Conan J. Laughlin
		Title:	Manager

North Tide Capital, LLC

By:	/s/ Conan J. Laughlin
	Name:	Conan J. Laughlin
	Title:	Manager

/s/ Conan J. Laughlin
Conan J. Laughlin Individually and as attorney-in-fact for Edwin “Mac” Crawford, Bradley S. Karro and Paul H. Keckley